Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MAC-GRAY CORPORATION,

SPIN HOLDCO INC.,

CSC SERVICEWORKS, INC.,

CSC SERVICEWORKS HOLDINGS, INC.

and

CSC FENWAY, INC.

October 14, 2013

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated October 14, 2013, is entered into by and among Mac-Gray Corporation, a Delaware corporation (the “Company”), CSC ServiceWorks Holdings, Inc., a Delaware corporation (“Holdings”), CSC ServiceWorks, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“CSC”), Spin Holdco Inc., a Delaware corporation and wholly-owned subsidiary of CSC (“Parent” and, together with Holdings and CSC, the “Buyer Entities”) and CSC Fenway, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Boards of Directors of each of the Company (acting upon the recommendation of the Special Committee), Parent and Merger Sub have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, (i) the Boards of Directors of each of the Company (acting upon the recommendation of the Special Committee), Parent and Merger Sub have (A) determined that this Agreement and the Merger are advisable and in the best interests of their respective stockholders, (B) approved the Merger on the terms and subject to the conditions set forth herein, and (C) adopted this Agreement, and (ii) the Company Board has recommended that the stockholders of the Company adopt and approve this Agreement; and

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have entered into Voting Agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01                             Definitions.

(a)           As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement between the Company and any Third Party containing terms no less favorable to the Company than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of Article 6.  Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a purchase of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means any inquiry (in writing or otherwise) offer, proposal or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Boston, Massachusetts or New York, New York are authorized or required by Applicable Law to close.

“Card Association” means VISA, Inc., MasterCard International, Inc., Discover Financial Services, LLC, American Express Travel Related Services, Inc., and any other payment card association or network, in each case with which the Company or its Subsidiaries may directly or indirectly have a sponsorship or similar agreement and any legal successor organizations or association of any of them.

“Card Association Rules” means the rules, regulations, standards, policies, manuals, and procedures of the Card Associations, including, with respect to the processing of credit card information, the Payment Card Industry Data Security Standards (PCI-DSS), in each case as applicable to the Company or its Subsidiaries.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2013 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2013.

“Company Balance Sheet Date” means June 30, 2013.

“Company Board” means the Board of Directors of the Company.

“Company Equity Awards” means the Company Stock Options and the Company RSUs and any other outstanding equity-based award (whether vested or unvested) denominated in shares of Company Common Stock, other than rights under the ESPP.

“Company Financial Advisor” means Merrill Lynch, Pierce, Fenner & Smith Incorporated or another independent financial advisor of nationally recognized reputation.

“Company Material Adverse Effect” means any effect, change, event, circumstance or occurrence that has a material adverse effect on (i) the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement, excluding in each case any such adverse effect resulting from or arising out of:  (A) the announcement, pendency or consummation of the Merger (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, contractors, customers, partners, or suppliers as a result thereof); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company; (C) general economic, financial market or political conditions; (D) general conditions in or affecting the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (E) any changes (after the date hereof) in GAAP or Applicable Law (or interpretations thereof); (F) any adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy by any Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof; (G) the taking of any specific action, or refraining from taking any specific action, in each case at the written direction of Parent or as expressly required by this Agreement; (H) any Stockholder Litigation; (I) any acts of terrorism or war or any weather-related event, fire or natural disaster or any escalation thereof; or (J) any failure by the Company to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of shares of the Company Common Stock (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred); provided, further, in the case of clauses (C), (D), (E), (F), or (I) such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Stock Option” means each option (whether vested or unvested) to purchase shares of Company Common Stock outstanding under any Company Stock Plan or otherwise.

“Company Stock Plan” means any stock option, stock incentive, stock award or other equity compensation plan or agreement sponsored or maintained by the Company or any Subsidiary or Affiliate of the Company, other than the ESPP.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind to which the Company or any of its Subsidiaries is a party.

“Credit Facility” means that certain Amended and Restated Senior Secured Credit Agreement, by and among the Company, the lenders party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, Wells Fargo Bank, National Association, as Syndication Agent, RBS Citizens, N.A. and TD Banknorth, NA, as Co-Documentation Agents, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Book Manager, dated as of February 29, 2012 (as amended, and together with the revolving note, the swingline note, the collateral agreement and all other agreements and arrangements thereunder), which has previously been Made Available to Parent.

“Debt Financing Party” means the entities that have committed to provide or otherwise entered into agreements in connection with any debt financing used to consummate the Merger and the other transactions contemplated thereby, and any joinder agreements or credit agreements (including the definitive agreements executed in connection with any debt commitment letter) relating thereto and any arrangers, administrative agents, collateral agents or trustees part of such debt financing, and the respective affiliates, managers, members, directors, agents, officers and employees of the foregoing.

“Environmental Law” means any Applicable Law or any agreement with any Governmental Authority or other Person, relating to public health and safety (as such relate to exposure to Hazardous Substances), worker health and safety, the pollution or protection of the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all Governmental Authorizations relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“ESPP” means the Company’s 2001 Employee Stock Purchase plan, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, waivers, registrations, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Hazardous Substance” means any pollutant or contaminant, or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under or for which liability or standards of conduct may be imposed pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums, and any other fees, expenses, indemnities and other amounts payable as a result of prepayment or discharge) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

“Knowledge of the Company” means knowledge, after reasonable inquiry, of each of the individuals identified in Schedule 1.01(a), subject to the limitations described in Schedule 1.01(a).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, claim, infringement, right of first refusal, preemptive right, community property right or other adverse claim of any kind in respect of such property or asset.

For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Made Available” means that such information, document or material was, as of 11:59 p.m. Eastern time on October 11, 2013: (a) publicly available on the SEC EDGAR database; or (b) made available for review by Parent or Parent’s Representatives in the virtual data room maintained by the Company with Merrill Corporation in connection with the transactions contemplated by this Agreement.

“NYSE” means the New York Stock Exchange.

“Nonpublic Personal Information” means personal information relating to consumers that is entitled to protection from or limitations on disclosure in accordance with Applicable Laws or the Card Association Rules.

“Order” means, with respect to any Person, any order, writ, injunction, judgment, decree, ruling, settlement or stipulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances that, individually or in the aggregate, would reasonably be expected to prevent or materially delay consummation of the Merger or materially impair or delay the ability of Parent or Merger Sub to perform their respective obligations under this Agreement.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet (including Liens arising under the Credit Facility), (ii) Liens for Taxes that are not yet due and payable as of the Closing Date, (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business consistent with past practice that, in the aggregate, do not materially impair the value or the present or the Company’s currently intended use and operation of the assets to which they relate, (iv) Liens imposed under Applicable Law and (v) Liens encumbering the fee interest title in any Leased Real Property and not attributable to the Company or any Subsidiary of the Company.

“Person” means an individual, corporation, partnership, limited liability company, association, firm, trust, joint venture, association or other entity or organization, including a Governmental Authority.

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Severance Policy” means the Company’s Severance Policy, dated as of July 23, 2013, which has previously been Made Available to Parent.

“Share” means each share of Company Common Stock.

“Significant Customers” shall mean those customers of the Company’s laundry facilities management business who, individually, accounted for more than $600,000 gross revenues of the Company for the 2012 fiscal year or who is expected to account for more than $600,000 of gross revenues of the Company for the 2013 fiscal year.

“Special Committee” means the special committee of the Company Board.

“Stockholder Litigation” means any claim or Proceeding (including any class action or derivative litigation) threatened (in writing), asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Merger or any related transaction (including any such claim or Proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Company Board (acting upon the recommendation of the Special Committee) determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel), taking into account, among other things, the legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof and the likelihood of consummation (in each case, if applicable, taking into account any revisions to this Agreement or the Capital Commitment Letter made or proposed in writing by Parent prior to the time of determination), which, if consummated, would result in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Merger (after taking into account the expected timing and risk and likelihood of consummation); provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” shall be deemed to be references to “more than 50%.”

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than the Company, Parent, any of their Affiliates or Representatives or any Governmental Authority.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“Voting Agreements” means collectively, (i) that certain voting agreement by and between Parent and Stewart MacDonald, Jr., dated as of September 27, 2013, (ii) that certain voting agreement by and between Parent and Cynthia Doggett, dated as of September 27, 2013, (iii) that certain voting agreement by and between Parent and The Stewart G. MacDonald, Jr. 2011 Trust, dated as of September 27, 2013 and (iv) that certain voting agreement by and between Parent, on the one hand, and Moab Capital Partners, LLC, a Delaware limited liability company, and Moab Partners, LP, a Delaware limited partnership, on the other hand, dated as of the date hereof.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03(a)
Aggregate Merger Consideration	2.06(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.02(a)(i)
Business	4.20(i)(i)
Buyer Entities	Preamble
Capital Commitment Letter	5.08
Capital Financing	5.08
Capitalization Date	4.05(a)
Cash Amount	2.06(a)
Certificate of Merger	2.02(a)
Certificates	2.04(a)
Closing	2.01
Company	Preamble
Company Common Stock	4.05(a)
Company Disclosure Schedule	Article 4
Company Employee Plan	4.16(a)
Company Intellectual Property Assets	4.20(i)(ii)
Company Preferred Stock	4.05(a)
Company Recommendation	4.02(b)
Company Return	4.15(j)

Term	Section
Company RSUs	2.06(b)
Company SEC Documents	4.07(a)
Company Securities	4.05(c)
Company Systems	4.20(g)
Company Termination Fee	9.04(b)
Confidentiality Agreement	6.17
Continuing Employees	6.07(b)
Copyrights	4.20(i)(iii)(C)
CSC	Preamble
Current Premium	6.11(a)
DGCL	Preamble
Divestiture Action	6.12(d)
DOJ	6.12(b)
Effective Time	2.02(b)
End Date	8.01(b)
Exchange Agent	2.04(a)
Executive Employees	6.07(a)
FTC	6.12(b)
Holdings	Preamble
Indemnified Party	6.11(b)
Insurance Policies	4.18
Intellectual Property Assets	4.20(i)(iii)
Intervening Event	6.03(b)
Lease Agreement	4.21
Leased Real Property	4.21
Marks	4.20(i)(iii)(B)
Material Contract	4.14
Material Customer Contracts	4.14
Material Leased Property	4.21
Merger	Preamble
Merger Consideration	2.03(a)
Merger Sub	Preamble
Notice of Intervening Event	6.03(b)(iii)(A)
Notice of Superior Proposal	6.03(b)(ii)(A)
Parent	Preamble
Parent Benefit Plans	6.07(b)
Parent Termination Fee	9.04(d)
Patents	4.20(i)(iii)(A)
Payment Fund	2.04(a)
Payoff Letter	6.21
Proxy Statement	6.04(b)
Required Information	6.19(a)
RSU Award Payments	2.06(b)
Severance Agreement	6.07(a)

Term	Section
Sponsor	5.08
Standstill Release/Waiver	6.02(d)
Stockholder Approval	4.02(a)
Stockholder Meeting	6.04(a)
Surviving Corporation	2.02(c)
Tax	4.15(k)
Tax Return	4.15(m)
Taxing Authority	4.15(l)
Third Party Rights	4.20(c)
Trade Secrets	4.20(i)(iii)(D)
WARN Act	4.17(c)

Section 1.02          Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder.  References to “$” and “dollars” are to the currency of the United States.  References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.  Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP.

ARTICLE 2
THE MERGER

Section 2.01          The Closing.  Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on that date that is as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto.  The Closing shall be held at the offices of Goodwin Procter LLP, 53 State Street, Boston, Massachusetts, 02109, unless another place is agreed to in writing by the parties hereto.

Section 2.02                             The Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL.

(b)           The Merger shall become effective on such date and at such time when the Certificate of Merger has been received for filing by the Secretary of State of the State of Delaware or at such later time and date as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

(c)           At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.  The Merger shall have the effects specified in the DGCL.

Section 2.03          Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof:

(a)           except as otherwise provided in Section 2.03(b), Section 2.03(c) or Section 2.05 immediately prior to the Effective Time, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive $21.25 in cash without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.04, without interest;

(b)           each share of Company Common Stock owned by the Company, and any shares of Company Common Stock owned by any Buyer Entity or Merger Sub or any wholly owned Subsidiary of any Buyer Entity or Merger Sub immediately prior to the Effective Time, shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(c)           each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.04                             Surrender and Payment.

(a)           Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration certificates representing shares of Company Common Stock (the “Certificates;” provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock).  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificates (the “Payment Fund”).  To the extent such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent and the Surviving Corporation shall promptly replace or restore the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments.  As promptly as practicable after the Effective Time, and in any event no later than five (5) Business Days after the Effective Time, Parent shall cause the Exchange Agent to send to each record holder of shares of Company Common Stock at the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.03(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates to the Exchange Agent and which shall be in such form and shall contain such other provisions as Parent and the Company shall mutually agree) for use in such exchange.

(b)           Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock.  Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.  No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c)           If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)           All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate and from and after the Effective Time there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation.  If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)           Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent or the Surviving Corporation for payment of the Merger Consideration, without interest.

Section 2.05          Dissenting Shares.  Notwithstanding Section 2.03, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing, who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL following which such shares shall be canceled; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.03(a), without interest thereon, upon surrender of such Certificate formerly representing such shares.  The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice, instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relate to such demand, and Parent shall have the opportunity and right to participate in and direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.06          Company Stock Options; Restricted Stock Unit Awards; ESPP.

(a)           Immediately prior to the Effective Time by virtue of the Merger and without any action on the part of the holders thereof, each Company Stock Option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the Effective Time, shall be automatically converted into the right to receive from Parent or the Surviving Corporation immediately after the Effective Time an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option, by (ii) the aggregate number of shares of Company Common Stock that were issuable upon exercise or settlement of such Company Stock Option immediately prior to the Effective Time (such product, the “Cash Amount”).  From and after the

Effective Time, any Company Stock Option shall no longer represent the right to purchase shares of Company Common Stock by the former holder thereof, but shall only entitle such holder to the payment of the Cash Amount, if any.  Payment of the Cash Amount shall be paid as soon as practicable following the Effective Time, without interest.  All payments provided pursuant to this Section 2.06(a) shall be made through the Company’s payroll systems, subject to withholding in accordance with the provisions of Section 2.08.  If the exercise price per share of any Company Stock Option equals or exceeds the Merger Consideration, the Cash Amount therefor shall be zero.  Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Stock Option informing such holder of the effect of the Merger on the Company Stock Options.

(b)           Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding restricted stock award or restricted stock unit award under the Company Stock Plans (the “Company RSUs”) shall become fully vested, shall not be assumed by Parent or Merger Sub in the Merger and shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each former holder of any such Company RSU shall have the right to receive from Parent or the Surviving Corporation an amount in cash equal to the product obtained by multiplying (i) the maximum number of shares of Company Common Stock subject to such Company RSU by (ii) the Merger Consideration (such amounts payable hereunder, the “RSU Award Payments” and, together with the aggregate Merger Consideration and the aggregate Cash Amount, the “Aggregate Merger Consideration”).  From and after the Effective Time, any Company RSU shall no longer represent the right to receive shares of Company Common Stock by the former holder thereof, but shall only entitle such holder to the payment of the RSU Award Payment, if any.  The RSU Award Payments shall be paid as soon as practicable following the Effective Time, without interest.  All payments provided pursuant to this Section 2.06(b) shall be made through the Company’s payroll systems, subject to withholding in accordance with the provisions of Section 2.08.

(c)           As soon as administratively practicable following the date of this Agreement, but not later than the day immediately prior to the date on which the first (1st) offering period that is regularly scheduled to commence under the ESPP after the date of this Agreement is scheduled to commence, the Company (or, if appropriate, the applicable committee administering the ESPP) shall take all actions necessary or required under the ESPP (including, if appropriate, amending the terms of the ESPP) and Applicable Law to (i) suspend the ESPP so that (x) no further offering periods shall commence after the date of this Agreement, (y) no individual participating in any offering period in progress as of the date of this Agreement shall be permitted to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the last offering period commenced, or to make separate non-payroll contributions to the ESPP on or following the date of this Agreement; and (z) no individual who is not participating in the ESPP as of the date of this Agreement may commence participation in the ESPP following the date of this Agreement, (ii) end the last offering period that commenced period to the date of this Agreement on the earlier to occur of its regularly scheduled end date under the terms of the ESPP or three (3) calendar days prior to the Effective Time, and (iii) cause the ESPP to terminate as of the Effective Time such that no further rights shall be granted or exercised under the ESPP thereafter.  With respect to the offering period that is in effect on the date of this Agreement, each ESPP participant may apply his or her accumulated payroll deductions to purchase shares of the Company Common Stock under the ESPP in accordance with its terms on the regularly scheduled purchase date for such offering period; provided, that if the Closing Date occurs prior to the purchase date for the offering period, then each ESPP participant’s accumulated payroll deductions under the ESPP shall be used to purchase Shares in accordance with the terms of the ESPP no later than three (3) Business Days prior to the Effective Time; provided, further, that the applicable purchase price per Share as set forth in the ESPP shall not be decreased below levels set forth in the ESPP as of the date hereof.  All shares of Company Common Stock purchased under the ESPP shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(d)           As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans or the ESPP) shall adopt such resolutions that are necessary for the treatment of the Company Equity Awards and the ESPP pursuant to this Section 2.06.

Section 2.07          Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.08          Withholding Rights.  Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax law.  To the extent that amounts are so deducted and withheld and are paid to the applicable Taxing Authority in accordance with Applicable Law by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction and withholding.

Section 2.09          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article 2.

ARTICLE 3
THE SURVIVING CORPORATION

Section 3.01          Certificate of Incorporation.  The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 6.11 hereof), and as so amended shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02          Bylaws.  The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Sub in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 6.11 hereof), and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03          Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents (other than as set forth in the forward looking statements, the risk factors contained therein or any other disclosures contained therein that are cautionary, predictive or forward looking in nature) (it being acknowledged that nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.23 or Section 4.24) or (b) as set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Sub prior to or simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01          Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company as currently in effect.  The Company is not in violation of any provision of its certificate of incorporation or bylaws in any material respect.

Section 4.02          Corporate Authorization.

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, except for obtaining the Stockholder Approval.  The only vote of holders of any class of capital stock of the Company necessary to adopt and approve this Agreement is the adoption and approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock, voting as a single class (such vote, the “Stockholder Approval”).  This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

(b)           At a meeting duly called and held, prior to the execution of this Agreement, at which all directors of the Company were present and voting in favor, the Company Board (acting upon the recommendation of the Special Committee) duly adopted resolutions (i) declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (ii) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii)  taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL will not apply with respect to or as a result of the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, (iv) directing that the adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to a vote of the stockholders of the Company at the Stockholder Meeting and (v) recommending adoption and approval of this Agreement to the stockholders of the Company (the “Company Recommendation”).

Section 4.03          Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not require, any action, approval, permit, consent or authorization by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws, or the rules or regulations of the NYSE, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04          Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both): (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the certificate of incorporation or bylaws (or other organizational and governing documents, as applicable) of any of the Company’s Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03 and that the Stockholder Approval is obtained, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancelation of any material benefit under any Contract (other than Company Employee Plans) to which the Company or any Subsidiary of the Company is a party, or by which they or any of their respective properties or assets may be bound or affected or any Governmental Authorization affecting, or relating in any way to, the property, assets or business of the Company or any of its Subsidiaries; or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05          Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 30,000,000 shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).  The rights and privileges of the Company Common Stock and the Company Preferred Stock are as set forth in the Company’s certificate of incorporation.  At the close of business on October 11, 2013 (the “Capitalization Date”): 14,735,874 shares of Company Common Stock were issued and outstanding; Company Stock Options to purchase an aggregate of 2,489,224 shares of Company Common Stock, with a weighted average exercise price of $11.1521 per share, were issued and outstanding; an aggregate of 270,773 shares of Company Common Stock were subject to outstanding Company RSUs; 1,121,855 shares of Company Common Stock were reserved for future issuance under the Company Stock Plans; and zero shares of Company Preferred Stock were issued and outstanding.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan or the ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights.

(b)           Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, a complete and correct list of (i) all outstanding Company Stock Options, including the number of shares of Company Common Stock subject to such award, the name of the holder, the grant date and the exercise or purchase price per share and (ii) all outstanding awards of Company RSUs, including the number of shares of Company Common Stock underlying such awards, the name of the holder and the grant date.  The Company Stock Plans set forth on Section 4.05(b) of the Company Disclosure Schedule and the ESPP are the only plans or programs the Company or any of its Subsidiaries maintains under which stock options, restricted stock units, restricted stock awards, stock appreciation rights or other compensatory equity-based awards or profit participation or similar rights are outstanding.  The Company Stock Options and the Company RSUs set forth in Section 4.05(b) of the Company

Disclosure Schedule constitute all of the Company Equity Awards outstanding as of the Capitalization Date.  The Company has Made Available to Parent each form of award agreement under the Company Stock Plans.

(c)           Except as set forth in this Section 4.05 (including, for the avoidance of doubt, as contemplated in the Company Disclosure Schedule) and for changes since the Capitalization Date resulting from the exercise or settlement of Company Equity Awards outstanding on such date or resulting from the ESPP, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries, (iii) options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments (contingent or otherwise) of the Company or any of its Subsidiaries to issue, transfer, dispose or sell any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company or any of its Subsidiaries (other than purchase rights under the ESPP), or (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the disposition or voting of any shares of capital stock of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character relating to any Company Securities, including any agreements restricting the transfer of, requiring the registration for sale of or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any Company Securities.  There are no outstanding obligations or commitments of any character of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  All Company Stock Options, Company RSUs and rights under the ESPP may, by their terms, be treated in accordance with Section 2.06.

(d)           Each outstanding share of capital stock of, or other equity interest or voting security in, each Subsidiary of the Company is (i) owned, directly or indirectly, beneficially and of record, by the Company, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Liens, (iv) not subject to any preemptive rights or any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding capital stock or other equity interest or voting security and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of Applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound.  No Person other than the Company or its wholly owned Subsidiaries owns any Company Securities in any Subsidiary of the Company.  No Subsidiary of the Company owns any Company Securities in the Company

Section 4.06          Subsidiaries.

(a)           The Company has no Subsidiaries, except for the entities identified in Section 4.06(a) of the Company Disclosure Schedule, which sets forth the name, jurisdiction of incorporation or organization (as applicable), and entity form of each Subsidiary of the Company; and neither the Company nor any of its Subsidiaries: (x) owns any share capital of, or any equity interest of any nature in, any other Person, other than the Company or its Subsidiaries; or (y) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

(b)           Each Subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted.  Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and bylaws (or other organizational and governing documents, as applicable) of each of the Company’s Subsidiaries as currently in effect.  None of the Company’s Subsidiaries is in violation of any provision of its certificate of incorporation or bylaws (or other organizational and governing documents, as applicable) in any material respect.

Section 4.07          SEC Filings and the Sarbanes-Oxley Act.

(a)           The Company has Made Available to Parent complete and correct copies of (i) the Company’s annual reports on Form 10-K for its fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, (ii) the proxy or information statements filed by the Company relating to meetings of the stockholders of the Company since January 1, 2011 and (iii) all other reports, statements, schedules and registration statements filed by the Company with the SEC since January 1, 2011 (the documents referred to in this Section 4.07(a), together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred as the “Company SEC Documents”).

(b)           Since December 31, 2010, the Company has filed with or furnished to the SEC each report, statement, schedule, form, prospectus or other document or filing required by Applicable Law to be filed with or furnished to the SEC by the Company at or prior to the time so required.  No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c)           As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

(d)           As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)           The Company has Made Available to Parent correct and complete copies of all comment letters received by the Company from the SEC relating to the Company SEC Documents, together with all written responses of the Company thereto, and any other material correspondence between the SEC and the Company, in each case, since December 31, 2010.  There are no outstanding or unresolved comments in any comment letters received by the Company from the SEC relating to the Company SEC Documents and the Company has not received any notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review or investigation by the SEC.

(f)            Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since December 31, 2010 was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.  None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents.

Section 4.08          Financial Statements; Internal Controls.

(a)           The audited consolidated financial statements (including the related notes) and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for any absence of footnotes), and (iii) fairly presented in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates thereof and for the periods presented therein (subject to normal year-end adjustments in the case of any unaudited interim financial statements which would not, individually, or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole).

(b)           The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of Company management, and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be prevented or detected in a timely manner.  Since December 31, 2010, none of the Company, its Subsidiaries nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries; or (C) any claim or allegation regarding any of the foregoing.

(c)           The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

Section 4.09          Absence of Certain Changes.  Since the Company Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been any event, development or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as expressly contemplated by this Agreement, since the Company Balance Sheet Date through the date of this Agreement, the Company has not taken any actions which, had such actions been taken after the date of this Agreement, would have required the prior written consent of Parent pursuant to Section 6.01(e), (g), (h), (l), (k), or (n).

Section 4.10          No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than:

(a)           liabilities or obligations disclosed or provided for in the Company SEC Documents;

(b)           liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date in amounts consistent with past practice;

(c)           liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(d)           liabilities or obligations incurred in connection with, or resulting or arising from, the transactions contemplated by this Agreement (including the Merger).

Section 4.11          Litigation.  There is no (a) Proceeding pending against or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries (in such individuals’ capacity as such) or any property or asset of the Company or its Subsidiaries or (b) outstanding Order to which the Company or any of its Subsidiaries is subject, which, in either case, (i) would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) as of the date hereof, challenges the validity or propriety, or seeks to prevent, materially impair or materially delay, or would reasonably be expected to have the effect of preventing, impairing or materially delaying, consummation of the Merger.

Section 4.12          Compliance with Applicable Law.

(a)           The Company and each of its Subsidiaries is and, since January 1, 2011, has been, in compliance in all material respects with (i) all Applicable Laws, Orders and Card Association Rules (including all Applicable Laws relating to data protection or privacy, including those governing the collection, use, disclosure, transfer or other disposition of Nonpublic Personal Information) and (ii) any privacy policies or related policies, programs or other notices of the Company or its Subsidiaries relating to collection, use, disclosure, transfer or other disposition of Nonpublic Personal Information.  Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2011 (i) of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries are not in compliance with any Applicable Law or Order in any material respect.

(b)           Each of the Company and its Subsidiaries has in effect all material Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted.  There have occurred no material defaults (with or without notice or lapse of time or both) under, material violations of, or, to the Knowledge of the Company, events giving rise to any right of termination, material amendment or cancelation of, any such Governmental Authorizations, nor shall any such Governmental Authorizations cease to be effective as a result of the transactions contemplated by this Agreement.

Section 4.13          Certain Business Practices.  Since January 1, 2011, none of the Company nor any of its Subsidiaries, and to the Knowledge of the Company, none of their Representatives on their behalf, has:  (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or any comparable foreign law or statute in any material respects.

Section 4.14          Material Contracts.  Except for this Agreement, as of the date hereof neither the Company nor any Subsidiary of the Company is a party to any contract, arrangement, commitment or understanding currently in effect or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act), (ii) that is a Contract with a customer of the Company’s laundry facilities management business pursuant to which the Company and its Subsidiaries (A) received revenues in excess of $350,000 for the 2012 fiscal year or (B) are expected to receive revenues in excess of $350,000 for the 2013 fiscal year (collectively, the “Material Customer Contracts”), (iii) that obligates the Company or any of its Subsidiaries to make any future capital commitment or capital expenditure in excess of $500,000 (other than laundry equipment purchases in the ordinary course of business), (iv) containing a covenant limiting the ability of the Company, any Subsidiary of the Company or any person that controls, or is under common control with, the Company to compete or engage in any line of business or to compete with any Person in any geographic area, or that prevents the Company or any of its Subsidiaries from entering any territory, market or field or freely engaging in business anywhere in the world, (v) with any Third Party containing any “non-solicitation”, “no-hire” or similar provision which restricts the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining, or employing any Person’s current or former employees in any material respect, (vi) relating to or evidencing Indebtedness or any guarantee of Indebtedness by the Company or any Subsidiary of the Company in excess of $1,000,000, (vii) that is a license to, or otherwise contemplates the development, use, assertion, enforcement, assignment, sale or purchase of, any Company Intellectual Property Assets, including any licenses granted by or to the Company or any of its Subsidiaries (other than (A) licenses for unmodified commercially available off-the-shelf software with a total replacement cost and/or license fee of less than $50,000, or (B) arrangements with employees entered into in the ordinary course of business) or that contemplates the restriction of any of the foregoing, (viii) to which any of the Company’s or its Subsidiaries’ directors or officers is a party (other than Company Employee Plans, including any award agreements thereunder), (ix) that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture, limited liability company, partnership or other similar arrangement, (x) that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) that was entered into after January 1, 2010 and (a) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding or (b) pursuant to which a claim for indemnification may still be made against the Company or any of its Subsidiaries for breaches of general representations and warranties within the general survival period set forth therein (excluding claims based on willful misconduct, intentional misrepresentation or fraud) or (xi) that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of $2,000,000 or more per any twelve-month period and is not otherwise covered by the above.  Each contract, arrangement, commitment or understanding of the type described above in this Section 4.14, whether or not set forth in Section 4.14 of the Company Disclosure Schedule is referred to herein as a “Material Contract.”  None of the Company or any of its Subsidiaries grant a right of exclusivity, or provides a “most favored nation” benefit, to any other Person in any Material Customer Contract.  Since January 1, 2011 the Company has not received any written notice that it or its Subsidiaries is in default or breach of any “non-solicitation”, “no-hire” or similar Contract provision which restricts the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining, or employing any Person’s current or former employees.  All of the Material Contracts are valid and binding on the Company or any Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.  Neither the Company nor any Subsidiary of the Company has, and to the Knowledge of the Company, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and to the Knowledge of the Company no event or condition exists, which would constitute a material default under the provisions of any Material Contract, except in each case, those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken together as a whole and neither the Company nor any Subsidiary of the Company has received written notice of any of the foregoing.  To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract, except in each case for those challenges which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect and neither the Company nor any Subsidiary of the Company has received written notice of any of the foregoing.

Section 4.15          Taxes.

(a)           (i) All income Company Returns and all other material Company Returns required by Applicable Law to be filed with any Taxing Authority have been filed when due (taking into account valid extensions) in accordance with all Applicable Laws, (ii) each such Company Return is true, correct and complete in all material respects and (iii) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes due and owing (whether or not shown on any Tax Return);

(b)           Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the statute of limitations period applicable to any Company Return, which period (after giving effect to such extension or waiver) has not yet expired;

(c)           (i) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Taxing Authority, except for deficiencies that have been fully paid or otherwise fully resolved, (ii) there is no claim, audit, action, suit, proceeding or investigation pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax; and (iii) since December 31, 2008, no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(d)           There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(e)           During the three (3) year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code;

(f)            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(g)           (i) Neither the Company nor any of its Subsidiaries is or at any time has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company or one of its Subsidiaries is or was the common parent); and (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise;

(h)           There are no Tax sharing agreements or similar arrangements, including Tax indemnity arrangements (other than customary tax indemnity provisions contained in commercial or financial arrangements, the principal purpose of which is not Taxes, entered into in the ordinary course of business consistent with past practice) with respect to or involving the Company or any of its Subsidiaries;

(i)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting; (B) closing agreement; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business; or (F) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Tax law) made or existing on or prior to the Closing Date.

(j)            “Company Return” means any Tax Return of, with respect to or that includes the Company or any of its Subsidiaries;

(k)           “Tax” means any United States federal, state, local or foreign tax or other like governmental assessment, fee or charge in the nature of tax of any type (including withholding, income, gross receipts, net proceeds, corporation, franchise, license, payroll, employment, escheat, excise, severance, stamp, occupation, premium, windfall profits, environmental, franchise, profits, capital gains, value-added, sales, use, transfer, property, insurance, social security, unemployment, disability, inheritance, alternative or add-on minimum, registration or estimated tax), together with any interest, penalty, addition to tax or additional amount with respect thereto (whether disputed or not);

(l)            “Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax; and

(m)          “Tax Return” means any report, return, document, declaration or other information required to be filed with or supplied to a Taxing Authority, including information returns and including any amendment thereof or attachments thereto.

Section 4.16          Employee Benefit Plans.

(a)           Section 4.16 of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Employee Plan.  “Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each consulting, employment, severance, retention, transaction bonus or, in each case, similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate of the Company, covers any current or former employee, consultant or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability or obligation (including contingent liability or obligation).  Copies of each such Company Employee Plan (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto have been Made Available to Parent together with the most recent annual report and tax return, if any, prepared in connection with such Company Employee Plan.

(b)           Neither the Company nor any ERISA Affiliate of the Company nor any predecessor thereof sponsors, maintains or contributes or is obligated to contribute to, or has in the past six (6) years sponsored, maintained or contributed or has been obligated to contribute to, any Company Employee Plan subject to Title IV of ERISA, any non-U.S. defined benefit plan, any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA, or any multiple employer plans.

(c)           Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect the tax-qualified status of such plan or its related trust.  Each Company Employee Plan has been established, maintained, funded and administered in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan.  To the Knowledge of the Company, no events have occurred with respect to any Company Employee Plan that would result in a material payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d)           The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay or benefits; (ii) accelerate the time of payment or vesting of any compensation or equity-based award; (iii) trigger any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Employee Plan; or (iv) trigger any payment, increase the amount payable to any employee, director or independent contractor of the Company or any of its Subsidiaries or trigger any other material obligation pursuant to any Company Employee Plan. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger by any employee, officer, director, stockholder or other service provider of the Company or any of its Subsidiaries under any Company Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.  Neither the Company nor any of its Subsidiaries has any indemnity or gross-up obligation on or after the Effective Time for any Taxes imposed under Section 4999 or Section 409A of the Code.

(e)           Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or its Subsidiaries except as required to comply with Section 4980B of the Code or any similar state law provision for which the covered individual pays the full cost of coverage.

(f)            There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of the Company, threatened in writing against or involving any Company Employee Plan.

(g)           Each Company Employee Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) is in material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder.  Each Company Stock Option (i) is exempt from the additional tax and interest described in Section 409A(a)(1)(B) of the Code, (ii) has an exercise price at least equal to the fair market value of Company Common Stock on a date no earlier than the date of the corporate action authorizing the grant if such Company Stock Option, (iii) no Company Stock Option has had its exercise date or grant date delayed or “back-dated,” and (iv) all Company Stock Options have been issued in compliance with all Applicable Laws and properly accounted for in all material respects in accordance with GAAP.

(h)           Any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or any of its Subsidiaries is not an employee under Applicable Law and is not an employee for any purpose (including Tax withholding purposes or Company Employee Plan purposes).  Each employee of the Company and any of its Subsidiaries has been properly classified as “exempt” or “non-exempt” under Applicable Law, except for misclassifications that would not, individually or in the aggregate, have a material impact on the Business.

Section 4.17          Labor and Employment Matters.

(a)           The Company and each Subsidiary of the Company are in material compliance with all federal, state, and foreign Applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including, to the extent applicable, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, state anti-discrimination laws and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages except for possible violations or arrearages, which, individually or in the aggregate, are not and would not be, individually or in the aggregate, material in magnitude.  As of the date hereof, (i) the Company has not received written notice of any material audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company and (ii) to the Knowledge of the Company, no written complaints relating to employment practices of the Company have been made to any Governmental Authority or submitted to the Company.

(b)           Neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by, any collective bargaining agreement, collective bargaining relationship, or any other contract agreement or understanding with a labor union or labor organization except outside of the United States in the ordinary course of business.  To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company is, or since January 1, 2011 has been, subject to any charge, demand, petition, representation proceeding or union organizing effort seeking to compel, require or demand it to bargain with any labor union or labor organization.  There is not presently pending or, to the Knowledge of the Company, threatened in writing, any labor strike, lockout, work stoppage, slowdown or other material labor dispute involving the Company or any Subsidiary of the Company and no such dispute has occurred since January 1, 2011.

(c)           Since January 1, 2011, neither the Company nor any Subsidiary of the Company has implemented any plant closings or employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local law, regulation or ordinance (collectively, the “WARN Act”).

Section 4.18          Insurance Policies.  Section 4.18 of the Company Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”).  All of the Insurance Policies or renewals thereof are in full force and effect.  Neither the Company nor any of its Subsidiaries has received any written notice that coverage has been denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been paid when due, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).  To the Knowledge of the Company, there is no termination of any Insurance Policy threatened.

Section 4.19          Environmental Matters.  Except as set forth in Section 4.19 of the Company Disclosure Schedule or, with respect to Section 4.19(a)-(e) below, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           No notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending and, to the Knowledge of the Company, is threatened in writing by any Governmental Authority or other Person relating to or arising out of any failure of the Company or any of its

Subsidiaries to comply with, or concerning liability or potential liability under, any Environmental Law.

(b)           The Company and its Subsidiaries are and have for the past three (3) years been in compliance with all Environmental Laws and all Environmental Permits of the Company.

(c)           There has been no release by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries has assumed liability or would be liable by Contract or by operation of law, of any Hazardous Substance at, under, from or to any facility or real property owned, leased or operated by the Company or any of its Subsidiaries.

(d)           There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability.

(e)           Neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Authority or Third Party, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.

(f)            The Company has Made Available to Parent all material environmental reports, assessments and audits that:  (i) were prepared on or after January 1, 2010; (ii) are in the possession or under the reasonable control of the Company or any of its Subsidiaries; and (iii) relate to Environmental Law, Hazardous Substances, or environmental, health or safety liabilities with respect to any facility or real property owned, leased or operated by the Company or any of its Subsidiaries.

Section 4.20          Intellectual Property.

(a)           Section 4.20(a) of the Company Disclosure Schedule contains a complete list of all issued and pending Patents, registered and applied for Marks (including Internet domain names), registered and applied for Copyrights and material proprietary software, in each such case that are owned by the Company or any of its Subsidiaries.  The Company and its Subsidiaries solely own the Company Intellectual Property Assets listed on Section 4.20(a) of the Company Disclosure Schedule, and solely own, or otherwise have the right to use pursuant to a written license agreement, all other Company Intellectual Property Assets, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements or other Liens other than Permitted Liens.

(b)           All Patents, Marks and Copyrights owned by the Company and its Subsidiaries that are issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (i) have been duly filed and maintained (including the payment of maintenance fees) and are not expired, canceled or abandoned (except those not listed in Section 4.20(a) of the Company Disclosure Schedule that have been intentionally permitted to expire or become abandoned in its reasonable business judgment), and (ii) are subsisting, in full force and effect, and, to the Knowledge of the Company at its Subsidiaries, are valid and enforceable.  The Company Intellectual Property Assets owned by the Company or its Subsidiaries are not subject to any outstanding Order restricting the use thereof.

(c)           In the three (3) years immediately prior to the date of this Agreement, there have been, and there are currently, no legal disputes or claims pending, or, to the Knowledge of the Company, threatened in writing (i) alleging infringement, misappropriation or any other violation of any Intellectual Property Assets of any Person (“Third Party Rights”) by the Company or any of its Subsidiaries or (ii) contesting the validity, use, ownership, enforceability or registrability of any of the Company Intellectual Property Assets owned by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there is no reasonable basis for any such claim.

(d)           To the Knowledge of the Company, the operation of the Business has not infringed, misappropriated or otherwise violated any Third Party Rights during the three (3) years immediately prior to the date hereof.

(e)           To the Knowledge of the Company, there has been no infringement, misappropriation or other violation by any Person of any of the Company Intellectual Property Assets during the three (3) years immediately prior to the date hereof.

(f)            The Company and its Subsidiaries have taken reasonable actions to protect and  maintain its Trade Secrets (including the confidentiality and value thereof) and all other Intellectual Property Assets owned or purported to be owned by the Company or any of its Subsidiaries, including by requiring each current employee of the Company or any of its Subsidiaries who has contributed to the Company Intellectual Property in any material respect, and each current and former independent contractor that has developed or otherwise created any material Intellectual Property Assets for the Company or any of its Subsidiaries to, in each case, enter into agreements with the Company or such Subsidiary pursuant to which such Person agrees and is bound to protect the confidential information of the Company or such Subsidiary, and assigns to the Company or such Subsidiary all Intellectual Property Assets created in the course of such Person’s employment or other engagement with the Company or such Subsidiary.

(g)           The computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems owned, leased or licensed by the Company and its Subsidiaries (collectively, the “Company Systems”) in the conduct of the Business are sufficient for the immediate and anticipated future needs of the Company and its Subsidiaries (including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner).  In the eighteen (18) months immediately prior to the date hereof, there have been no failures, breakdowns, continued substandard performance or other adverse events materially affecting any of the Company Systems that have caused a substantial disruption or interruption in or to the use of the Company Systems or the operation of the Business.

(h)           The Company and its Subsidiaries have taken commercially reasonable steps to provide for the security and integrity of the Company Systems, including the data and information stored therein or processed or transmitted thereby, and to guard against any unauthorized access or use of any of the foregoing.  In the three (3) years immediately prior to the date hereof, (i) there has been no known breaches of security or unauthorized access or use of any of the Company Systems or otherwise with respect to any personal information, confidential or proprietary data or any other similar information collected, maintained, processed, transmitted or stored by or on behalf of the Company or any of its Subsidiaries (including any acquisition, use, loss, destruction, corruption, compromise or disclosure of any such data or other information) and there have been no (A) written allegations or claims made by any Person that any of the foregoing have occurred or otherwise with respect to any of the foregoing, or (B) to the Knowledge of the Company, facts or circumstances that would require the Company or any of its Subsidiaries to give notice to any customers or other Persons of any actual or perceived data security breaches or to take any other actions pursuant to, or otherwise result in the violation of, any Card Association Rule or other Applicable Law; and (ii) there have been no complaints by, notices to, or audits, proceedings or investigations conducted or claims asserted by any other Person (including any Governmental Authority) regarding the Company’s or any of its Subsidiaries’ collection, use, disclosure, transfer or other disposition of personal information in connection with the Business or any violation of Applicable Law, and to the Knowledge of the Company, (x) there is no reasonable basis for the same and (y) no such claim has been threatened or is pending.

(i)            For purposes of this Agreement:

(i)            “Business” means the business of the Company and its Subsidiaries as currently conducted.

(ii)           “Company Intellectual Property Assets” means all Intellectual Property Assets that are owned by the Company and/or any of its Subsidiaries or that are used or held for use in, the Business (and including all Intellectual Property Assets listed on Section 4.20(a) of the Company Disclosure Schedule).

(iii)          “Intellectual Property Assets” means all intellectual property and all associated rights in any jurisdiction throughout the world, including the following:

(A)          patents and patent applications, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith and foreign equivalents thereof (collectively, “Patents”);

(B)          trademarks, service marks, trade names, logos, slogans, Internet domain names and other indicia of origin, and all registrations and applications for registration and renewals in connection therewith, and all goodwill associated with any of the foregoing (collectively, “Marks”);

(C)          copyrights in both published and unpublished works and all other works of authorship (whether or not copyrightable), all software (including source code, executable code, systems, tools, data, firmware, compilations, databases and computer programs, manuals and other documentation) and all copyright registrations and applications and renewals with respect to any of the foregoing (collectively, “Copyrights”);

(D)          technologies, improvements, inventions (whether or not patentable), processes, methods, models, specifications, technologies, technical and other data,

know-how and all rights under Applicable Law relating to trade secrets including US state trade secret laws as are applicable to know-how and confidential information (collectively, “Trade Secrets”); and

(E)           all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

Section 4.21          Properties.  Neither the Company nor any of its Subsidiaries owns any real property or is party to any agreement to purchase or sell any real property.  Section 4.21 of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (each, a “Leased Real Property”), including, for those Leased Real Properties in respect of which the Company or any of its Subsidiaries has annual rental obligations of $500,000 or more (the “Material Leased Property”), (A) the address for each Material Leased Property, (B) current rent amounts payable by the Company or its Subsidiaries related to such Material Leased Property and (C) a true and complete list of all material leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its Subsidiaries holds any Material Leased Property (each, a “Lease Agreement”) (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Material Leased Property (including the date and name of the parties to such Lease Agreement document).  The Company has delivered to Parent a true and complete copy of each such Lease Agreement and the Company is not party to any oral Lease Agreement.  Except as set forth in Section 4.21 of the Company Disclosure Schedule: (i) each of the Lease Agreements with respect to the Material Leased Property are valid and binding obligations of the Company and in full force and effect; (ii) no Lease Agreement is subject to any Lien other than Permitted Liens, including any leasehold mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any third party any interest in the Company’s leasehold interests or any right to the use or occupancy of any Material Leased Property; (iii) the Company and each of its Subsidiaries has performed all material obligations required to be performed by it to date under each Lease Agreement and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any other party to each Lease Agreement is in breach or default under such Lease Agreements, and to the Knowledge of the Company no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent under such Lease Agreements; (iv) with respect to each Material Leased Property, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person a right to use or occupy such Material Leased Property or any portion thereof; (v) the Company’s and each of its Subsidiaries’ possession and quiet enjoyment of the Material Leased Property under each Lease Agreement has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to each Lease Agreement; (vi) no security deposit or portion thereof deposited with respect to each Lease Agreement has been applied in respect of a breach or default under such Lease Agreements which has not been redeposited in full; (vii) neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to each Lease Agreement; and (viii) the other party to each Lease Agreement is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries.  The Leased Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Company or any of its Subsidiaries.  For the avoidance of doubt, in no event shall any customer Contract of the Company or any of its Subsidiaries be deemed to constitute a Lease Agreement hereunder nor shall anything in this Section 4.21 otherwise be deemed to apply to any such customer Contract.

Section 4.22          Interested Party Transactions.  Since the Company Balance Sheet Date to the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.23          Brokers’ Fees.  Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, a copy of whose engagement agreement (and all indemnification and other agreements related to such engagement) has been Made Available to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacity as officers or directors, who is entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.24          Opinion of Financial Advisor.  The Special Committee has received from Merrill Lynch, Pierce, Fenner & Smith Incorporated an opinion, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the matters and limitations set forth therein, the consideration to be received in the Merger by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.  A signed copy of such opinion shall be delivered to Parent as soon as practicable for information purposes only.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 5.01          Corporate Existence and Power.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the its jurisdiction of formation and has all corporate powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted.

Section 5.02          Corporate Authorization.  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03          Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not require any action, approval, permit, consent or authorization by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04          Non-contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both) (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or similar governing documents) of Parent or the certificate of incorporation and bylaws of Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order binding upon or applicable to Parent or Merger Sub or any of their respective properties or assets, or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancelation of any material benefit under any contract, commitment or arrangement (whether written or oral) to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which they or any of their respective properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05          Capitalization and Operation of Merger Sub.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Closing Date will be, owned by Parent.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Closing Date will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with the transactions contemplated hereby.

Section 5.06          No Vote of Parent Stockholders; Required Approval.  No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated by this Agreement.  The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07          Litigation.  As of the date hereof, there is no Proceeding pending against or, to the knowledge of Parent, threatened in writing against or affecting, Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.08          Available Funds.  Parent will have available at Closing all funds necessary for the payment of the Aggregate Merger Consideration, and sufficient funds for the satisfaction of all of Parent’s and Merger Sub’s obligations at Closing under this Agreement, including any amounts required to repay or refinance Company Indebtedness and other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement (including all related fees and expenses).  Parent has delivered to the Company a true, correct and complete copy, as of the date of this Agreement, of an executed commitment letter (the “Capital Commitment Letter”) from Pamplona Capital Partners III, L.P. (“Sponsor”) to invest, subject to the terms and conditions therein, capital in the aggregate amount set forth therein (the “Capital Financing”) in Holdings.  The Capital Commitment Letter has not been amended or modified, nor does Parent have a present intention to amend or modify the Capital Commitment Letter, and the obligations and commitments contained in such letter have not been withdrawn or rescinded in any respect.  Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Capital Commitment Letter that are due on or prior to the date hereof.  The Capital Commitment Letter is in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or Sponsor under the Capital Commitment Letter.  There are no conditions or other contingencies relating to the funding of the full amount of the Capital Financing other than as expressly set forth in the Capital Commitment Letter.  There are no side letters or other agreements, arrangements or understandings (including fee letters) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Capital Financing other than as expressly set forth in the Capital Commitment Letter.

Section 5.09          Absence of Certain Agreements.  As of the date of this Agreement, neither Parent, Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written) (other than the Voting Agreements), (i) pursuant to which any stockholder of the Company would be entitled to receive in respect of any Share consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent or Merger Sub in connection with the transactions contemplated by this Agreement.  Other than the Voting Agreements, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Merger Sub, the Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to, or are in connection with, the transactions contemplated by this Agreement.

Section 5.10          Stock Ownership.  Neither Parent nor Merger Sub owns any shares of capital stock of the Company.

Section 5.11                             Brokers’ Fees.  Except for Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Evercore Group L.L.C., there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS

Section 6.01                             Conduct of the Company.  Except for matters (i) permitted or contemplated by this Agreement, (ii) set forth on Schedule 6.01, (iii) required by Applicable Law or the rules or regulations of the NYSE, or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to (w) preserve intact its business organization and material assets, (x) keep available the services of its officers and key employees, (y) maintain in effect all of its material Governmental Authorizations, and (z) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others, in each case who have a material business relationship with the Company or any of its Subsidiaries.  Without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by this Agreement or as set forth on Schedule 6.01, or as required by Applicable Law or the rules or regulations of the NYSE, from the date of this Agreement until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent, with respect to (e), (f), (g), (l), (m), (n), (o), (q) and (r) below only, shall not be unreasonably withheld, conditioned or delayed):

(a)                                 amend the Company’s certificate of incorporation, bylaws or other comparable charter or organizational documents of the Company’s Subsidiaries (whether by merger, consolidation or otherwise);

(b)                                 (i) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any capital stock of the Company or any capital stock or other equity interests of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or any of its other wholly owned Subsidiaries (except for dividends or distributions resulting from the vesting, settlement, exercise or terms of Company Equity Awards or under the ESPP), (ii) split, combine, subdivide or reclassify any Company Securities or any capital stock or other equity interests, or securities convertible, exchangeable or exercisable for capital stock or other equity interests, of its Subsidiaries, (iii) except as otherwise provided in Section 6.01(c), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any Company Securities or any shares of capital stock or other equity interests, or securities convertible, exchangeable or exercisable for capital stock or other equity interests, of its Subsidiaries, (iv) purchase, redeem or otherwise acquire any Company Securities, except for acquisitions of shares of Company

Common Stock by the Company in accordance with the terms of Company Equity Awards in effect as of the date hereof or Company Equity Awards issued, granted or awarded as permitted by Section 6.01(c), or (v) materially amend, modify or change of any term of any Indebtedness of the Company or any of its Subsidiaries;

(c)                                  (i) issue, deliver, sell, grant, announce, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Company Securities, or authorize any of the foregoing, other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or pursuant to the terms of Company RSUs, in each case, that are outstanding on the date of this Agreement or that may be awarded as contemplated in this Section 6.01(c) and in accordance with the applicable equity award’s terms, and the issuance of shares of the Company Common Stock in accordance with the terms of the ESPP and the provisions of Section 2.06(c) hereof or (ii) amend any term of any Company Security or any outstanding share of capital stock of, or other equity interest or voting security in, any Subsidiary of the Company (in each case, whether by merger, consolidation or otherwise);

(d)                                 adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, in each case, with respect to the Company or any of its Subsidiaries;

(e)                                  (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s current or former directors or executive officers, except for (A) increases required under any Company Employee Plan set forth on Section 4.16 of the Company Disclosure Schedule or under Applicable Law or (B) in connection with the bonus payments pursuant to Section 6.07(e); (ii) hire any new employees, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive compensation opportunity not to exceed $100,000, (iii) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Employee Plan, (iv) enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base salary and incentive compensation opportunity not to exceed $100,000, or (v) except as required to ensure that any Company Employee Plan is not then out of compliance with Applicable Law, enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Employee Plan or benefit arrangement or any collective bargaining agreement (other than annual renewals of benefit plans and arrangements in the ordinary course of business and consistent with past practice);

(f)                                   (i) acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), other than the purchase of laundry machines and other equipment and assets in the ordinary course of business consistent with past practice, or (ii) enter into or acquire any interest in any joint venture or similar agreement or arrangement;

(g)                                  sell, assign, lease, license, pledge, transfer, subject to any Lien or otherwise abandon or dispose of any Company Intellectual Property Assets, material assets or material properties or any material interest therein except (i) pursuant to existing Contracts (except with respect to Company Intellectual Property Assets, only if pursuant to an existing Material Contract that is a license set forth in Section 4.14 of the Company Disclosure Schedule), (ii) non-exclusive licenses of Company Intellectual Property Assets to its customers, contractors, partners or suppliers in the ordinary course of business consistent with past practice, (iii) sales of inventory or used equipment or vehicles in the ordinary course of business consistent with past practice or (iv) Permitted Liens incurred in the ordinary course of business consistent with past practice;

(h)                                 agree to any exclusivity, non-competition or similar provision or covenant (x) restricting the Company, any of its Subsidiaries or any of their respective Affiliates, from (A) competing in any line of business or with any Person or in any area or (B) engaging in any activity or business (including with respect to the marketing or distribution of their respective products or services), or (y) pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the Effective Time;

(i)                                     make any material change to any of the accounting methods used by the Company, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(j)                                    (i) incur or assume any Indebtedness except (x) for borrowings under the Company’s current credit facilities (as in effect on the date hereof) in the ordinary course of business consistent with past practice or (y) in respect of indebtedness owing by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than the Company or any of its wholly owned Subsidiaries);

(k)                                 make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, enter into any material closing agreement, Tax sharing agreement or Tax indemnity agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund;

(l)                                     other than in the ordinary course of business consistent with past practice, make or authorize any capital expenditures in an aggregate amount in excess of $1,000,000;

(m)                             enter into any Contract that would reasonably be expected to involve annual payments to or by the Company or any of its Subsidiaries in excess of $50,000, which contains a change in control or similar provision that would be triggered in connection with the Merger;

(n)                                 settle or compromise, or propose to settle or compromise, any claim or Proceeding involving or against the Company or any of its Subsidiaries, other than settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $250,000 individually or $1,000,000 in the aggregate;

(o)                                 except for amendments, terminations, or non-renewals in the ordinary course of business consistent with past practice that would not be material to the Company, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract or enter into a Contract that would be a Material Contract if entered into prior to the date hereof;

(p)                                 fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(q)                                 fail to maintain the Material Leased Property in the condition required under the applicable Lease Agreement, ordinary wear and tear and damage by casualty or other repair or restoration that is not the obligation of the Company under the applicable Lease Agreement excepted, and shall not demolish or remove any of the existing improvements, or erect new improvements on the Material Leased Property or any portion thereof, other than as currently planned and except in the ordinary course of business;

(r)                                    amend or modify in any material respect, or extend, renew or terminate any lease, sublease, license or other agreement for the use or occupancy of any real property, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property;

(s)                                   implement any employee layoffs that could implicate the WARN Act; or

(t)                                    authorize, commit or agree to take any of the foregoing actions.

Section 6.02                             Unsolicited Proposals.

(a)                                 Subject to Section 6.03(b) and Section 6.03(c) and except as permitted by this Section 6.02, until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with Section 8.01:

(i)                                     the Company shall not, nor shall the Company permit any of its Subsidiaries to, nor shall the Company authorize or knowingly permit any of its Representatives or any of its Subsidiary’s Representatives to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding, or furnish to any Third Party information or data or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries in connection with, for the purpose of encouraging or facilitating, or that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar agreement with respect to an Acquisition Proposal or requiring the Company to abandon, terminate, breach or fail to consummate the transactions contemplated by this Agreement (an “Alternative Acquisition Agreement”) or (D) resolve, propose or agree to do any of the foregoing; and

(ii)                                  the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal and (B) request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement.

(b)                                 Notwithstanding anything to the contrary contained in Section 6.02(a), but subject to the last sentence of this Section 6.02(b), if, at any time after the date of this Agreement, but prior to the Stockholder Approval, (i) the Company receives an unsolicited bona fide written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not, directly or indirectly, result from or arise out of any breach of Section 6.02, (iii) the Company Board (acting upon the recommendation of the Special Committee) determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would be reasonably likely to lead to, a Superior Proposal and (iv) the Company Board shall have determined in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Applicable Laws, then the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries, and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company (1) will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, and (2) will promptly (but in any event within 24 hours of provision thereof to any Third Party) provide to Parent any material non-public information concerning the Company or its Subsidiaries or access provided to such Third Party which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may direct any Persons to this Agreement, including the specific provisions of this Section 6.02.  Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by this Section 6.02(b), except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of this Agreement and subject to any limitations placed on Parent, Merger Sub and/or their Representatives with respect to such information in connection with the transactions contemplated hereby.

(c)                                  From and after the date of this Agreement, the Company shall as promptly as practicable (and in any event within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of the Company’s Subsidiaries or any of the Company’s Representatives, which notification shall include (i) a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and (ii) the identity of the Third Party making such Acquisition Proposal or information request (unless the Company is prohibited from disclosing such identity pursuant to a contractual obligation with such Third Party existing as of the date of this Agreement).  The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of (and in any event within 24 hours of any material developments, discussions or negotiations regarding) any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration).  Without limiting the generality of the foregoing, the Company shall provide to Parent a copy of documentation, correspondence and any other written material (but only to the extent such documentation, correspondence or other written material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within 24 hours after the exchange thereof.

(d)                                 The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any confidentiality, “standstill” or similar agreement (or any standstill or confidentiality provision of any other contract or agreement) to which any of the Company or any Company Subsidiary is a party or any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover Applicable Law (a “Standstill Release/Waiver”) (other than to the extent the Company Board or any committee thereof determines in good faith, after consultation with the Company Financial Advisor and outside legal counsel, that failure to provide a Standstill Release/Waiver would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Applicable Law and that such Standstill Release/Waiver could reasonably be expected to lead to a Superior Proposal) and the Company will use its reasonable best efforts to enforce or cause to be enforced to the fullest extent permitted by Applicable Law each such agreement.

(e)                                  The Company agrees that in the event any Subsidiary or Representative of the Company takes any action which, if taken by the Company, would constitute a breach by the Company of Section 6.02(a), Section 6.02(b) or Section 6.02(d), the Company shall be deemed to be in breach of Section 6.02(a), Section 6.02(b) or Section 6.02(d), as applicable.

Section 6.03                             Company Recommendation.

(a)                                 Subject to Section 6.03(b) and Section 6.03(c), none of the Company Board, the Special Committee or any other committee of the Company Board shall (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Merger Sub, the Company Recommendation, (ii) adopt or recommend, or publicly propose to adopt or recommend, an Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute or enter into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement pursuant to Section 6.02), (v) fail to include the Company Recommendation in the Proxy Statement, (vi) other than as described in clause (iii) above, fail to publicly reaffirm the Company Recommendation within three (3) Business Days after receipt of a written request by Parent to provide such affirmation following public disclosure of an Acquisition Proposal other than an Acquisition Proposal made pursuant to a commenced tender or exchange offer or (vii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vi) (each of the foregoing actions described in clauses (i) through (vii) being referred to as an “Adverse Recommendation Change”).

(b)                                 (i)                                     Notwithstanding anything in this Agreement to the contrary, at any time prior to the Stockholder Approval (and subject to the Company’s or the Company Board’s, as applicable, compliance with this Section 6.03, Section 6.02 and Section 9.04), the Company Board (acting upon the recommendation of the Special Committee) may, if the Company Board (acting upon the recommendation of the Special Committee) determines in good faith (after consultation with the Company Financial Advisor and outside legal counsel), that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change in response to either (1) a Superior Proposal received after the date hereof or (2) any material fact, event, change, development or circumstances occurring or arising after the date of this Agreement not known or reasonably foreseeable by the Company Board as of the date hereof, which fact, event, change, development or circumstances becomes known to the Company Board prior to the Stockholder Approval (such material fact, event, change, development or circumstance, an “Intervening Event”); provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal, or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof constitute an Intervening Event, or (B) cause the Company to terminate this Agreement pursuant to Section 8.01(g) and to authorize and simultaneously to enter into an Alternative Acquisition Agreement concerning a transaction that constitutes a Superior Proposal, subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii)                                  In the case of an Adverse Recommendation Change sought to be made under clause (1) of Section 6.03(b)(i)(A) or termination of this Agreement pursuant to Section 8.01(g) in response to a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made and (y) no termination of this Agreement pursuant to Section 8.01(g) may be made, in either case

(A)                               until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board, absent any revision to the terms and conditions of this Agreement and the Capital Commitment Letter, (acting upon the recommendation of the Special Committee) intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(g) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of all relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two (2) Business Days, and compliance with this Section 6.03(b) with respect to such new notice); and

(B)                               unless during such four (4) Business Day period (or two (2) Business Day period following an amended proposal), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, (1) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement and the Capital Commitment Letter so that such Acquisition Proposal would cease to constitute a Superior Proposal and (2) permit Parent and Parent’s Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto, and at the end of such four (4) Business Day period (or two (2) Business Day period following an amended proposal), the Company Board (acting upon the recommendation of the Special Committee) again makes the determination in good faith (x) after consultation with the Company Financial Advisor and outside legal counsel, that the failure to make an Adverse Recommendation Change or authorize the termination of this Agreement would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law and (y) after taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that the Acquisition Proposal continues to be a Superior Proposal.

None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement with any Third Party to limit or not to give prior notice to Parent of its intention to effect an Adverse Recommendation Change or to terminate this Agreement in light of a Superior Proposal.

(iii)                               In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made

(A)                               until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board or any committee thereof intends to take such action and specifying the facts underlying the determination by the Company Board (acting upon the recommendation of the Special Committee) that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail (a “Notice of Intervening Event”);

(B)                               unless during such four (4) Business Day period, the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend this Agreement and the Capital Commitment Letter in such a manner that obviates the need for an Adverse Recommendation Change; and

(C)                               unless, by the expiration of such four (4) Business Day period, the Company Board (acting upon the recommendation of the Special Committee) determines in good faith, taking into consideration any amendments to this Agreement and the Capital Commitment Letter proposed by Parent (after consultation with the Company Financial Advisor and outside legal counsel), that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Applicable Law.

Any material change to the facts and circumstances relating to such Intervening Event shall require a new Notice of Intervening Event and the Company shall be required to comply again with the requirements of this Section 6.03(b)(iii).

(c)                                  Nothing contained in Section 6.02 or this Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board (acting upon the recommendation of the Special Committee), after consultation with outside legal counsel, the failure to do so would be inconsistent with the directors’ fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law; provided, however, that that the Company and the Company Board may not effect an Adverse Recommendation Change, except to the extent permitted by Section 6.03(b). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not constitute an Adverse Recommendation Change or a proposal by the Company Board to withdraw or modify its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 6.04                             Approval of Merger.

(a)                                 As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with Applicable Law and the Company’s governing documents, duly set a record date for, call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournments and postponements thereof, the “Stockholder Meeting”) for the purpose of considering and taking action upon the matters requiring Stockholder Approval (with the record date and meeting date set in consultation with Parent).  Unless the Company Board (acting upon the recommendation of the Special Committee) has withdrawn the Company Recommendation in compliance with Section 6.03, the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders and to solicit from stockholders of the Company proxies in favor of the adoption and approval of this Agreement and shall take all other action necessary or advisable to secure the vote or consent of the holders of Shares required by Applicable Law to effect the Merger and, subject to Section 6.03 and Article 8, the Company Board shall cause the Company Recommendation to be included in the Proxy Statement.

(b)                                 As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare a proxy/information statement in preliminary form for the Stockholder Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) seeking stockholder approval of the matters requiring Stockholder Approval and file it with the SEC. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement, and to resolve any such comments, and shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the resolution of any such comments.  The Company, Parent and Merger Sub shall notify the others promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the others with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall reasonably cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including furnishing as promptly as practicable to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement under Applicable Law. Parent shall ensure that such information supplied by it in writing for inclusion in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.  If, at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Subsidiaries, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, then the party hereto that discovers such information shall promptly notify the other party hereto and, to the extent required by Applicable Law, the Company shall file as promptly as practicable with the SEC and disseminate to the holders of Company Common Stock an appropriate amendment or supplement containing such information.

Section 6.05                             Access to Information.  Subject to Applicable Law, Section 6.12(c), Section 6.17 and applicable contractual restrictions, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to those of its properties, personnel, books, Contracts, records, Tax Returns and work papers as Parent may reasonably request to review.  The foregoing shall not require the Company (a) to provide access to or otherwise make available or furnish any books, Contracts, records or work papers governed by a confidentiality, non-disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would, in the good faith judgment of the Company based on the advice of counsel, reasonably be expected to result in the loss of any attorney-client, work product or other legal privilege or protection (it being agreed that, (i) in the case of clauses (a) and (b), the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection) and (ii) in the case of clause (a), the Company shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to permit such access, (c) to provide access to or otherwise make available any information relating to the process conducted by the Company that led to the execution of this Agreement, or (d) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would, in the good faith judgment of the Company based on the advice of counsel, reasonably be expected to violate any Applicable Law.  All requests for information made pursuant to this Section 6.05 shall be directed to the executive officer or other Person designated by the Company.  All such information shall be deemed Evaluation Material (as such term is defined in the Confidentiality Agreement) and be governed by the terms of the Confidentiality Agreement.  Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any customer or supplier of the Company in connection with the Merger or any of the other transactions contemplated by this Agreement without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged with a Representative of the Company participating; provided, however, that nothing contained herein shall be deemed to require Parent to obtain the Company’s prior written consent (or to all participation) regarding discussions in the ordinary course of business unrelated to the Merger or the transactions contemplated by this Agreement with Parent’s customers or suppliers (regardless of whether such Persons are also customers or suppliers of the Company).

Section 6.06                             Notice of Certain Events.  From the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other in writing of:

(a) any inaccuracy or breach of any representation or warranty or breach of covenant or agreement contained in this Agreement that could reasonably be expected to cause, in the case of Parent and Merger Sub, any of the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied, and, in the case of the Company, any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied;

(b) any notice or other communication received by such party or any of its Subsidiaries from any Person alleging that the consent of such party is or may be required in connection with the transactions contemplated by this Agreement; and

(c) any notice or other communication received by such party or any of its Subsidiaries from any Governmental Authority in connection with the transactions contemplated by this Agreement.

provided, however, that the delivery of any notice pursuant to this Section 6.06 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 6.07                             Employee Benefit Plan Matters.

(a)                                 Each of Parent and Merger Sub acknowledges that the consummation of the transactions contemplated by this Agreement will constitute a change in control of the Company and/or a sale event or similar transaction of the Company (to the extent such concepts are applicable) for purposes of the Company Employee Plans, including under the severance agreements with the members of management of the Company listed in Schedule 6.07(a) (such members of management, the “Executive Employees” and such agreements, the “Severance Agreement”).  The Surviving Corporation or Parent shall pay to the applicable employees of the Company any amounts with respect to any severance obligations or other amounts that are payable under the Severance Agreements in accordance with their terms in the event of a qualified termination upon or within 24 months after the consummation of the Merger, provided, however, that Parent or the Surviving Corporation shall, as soon as practicable following the Closing (and in no event later than the next regular payroll date immediately following the Closing), pay to each Executive Employee, and to each employee covered under the Severance Policy, in each case whose employment is terminated on the Closing Date at the direction of Parent or the Surviving Corporation, the full cash change in control and/or severance amounts payable to such employee under the Severance Agreement or the Severance Policy, as applicable.

(b)                                 With respect to employees of the Company or its Subsidiaries immediately before the Effective Time who continue employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation immediately following the Closing Date (“Continuing Employees”), Parent shall cause the service of each such Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, retirement, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, the Surviving Corporation or any of their ERISA Affiliates, but not including any equity compensation plans, programs, agreements or arrangements (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date and to the extent such credit would not result in a duplication of benefits.

(c)                                  For a period of not less than twelve (12) months after the Closing Date, Parent shall provide each Continuing Employee with (i) (A) base salary and (B) cash incentive compensation opportunities, in each case in an amount at least equal to the same level that was provided to each such Continuing Employee immediately prior to the Closing Date, (ii) employee benefits (other than equity awards or other equity-based compensation or benefits) that are substantially similar in the aggregate to those provided to each such Continuing Employee immediately prior to the Closing Date under the Company Employee Plans set forth on Section 4.16 of the Company Disclosure Schedule, and (iii) honor the provisions of the Severance Policy.

(d)                                 With respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, Parent shall use commercially reasonable efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan but, with respect to long-term disability, life insurance benefits and other non-health coverages, solely to the extent permitted under the terms and conditions of Parent’s applicable plans and insurance contracts in effect as of the Closing Date; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 6.07(b) shall control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for such calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

(e)                                  Parent agrees that, prior to the Closing Date, the Company shall, at the Company’s sole discretion, be permitted to pay to the Company’s employees bonuses in an aggregate amount not to exceed the amount detailed on Schedule 6.07(e), including all bonuses payable under or pursuant to any cash bonus plan, incentive plan or other similar plan or practice of the Company.  To the extent such payments do not occur prior to the Closing Date, Parent shall pay or cause the Surviving Corporation to pay such amounts as directed by the Company in the Company’s sole discretion, such payments to occur as promptly as practicable, but in any event no later than the first payroll period after the Closing Date.

(f)                                   If directed in writing by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall adopt written resolutions and a plan amendment to terminate the Company’s 401(k) plan and to fully (100%) vest all participants under such plan, such termination and vesting to be effective no later than one (1) Business Day preceding the Closing Date (but may be contingent on the Closing).  The form and substance of such written resolutions and plan amendment must be preapproved by Parent, such approval not to be unreasonably withheld.  The Company shall use its reasonable best efforts to take such other actions in furtherance of terminating any such 401(k) plan as Parent may reasonably request.

(g)                                  Nothing in this Section 6.07 shall create any third-party beneficiary or other rights in any current or former employee, director or other service provider of the Company or any of its Subsidiaries in respect of employment, continued employment, any benefits that may be provided, directly or indirectly, under any Company Employee Plan or Parent Benefit Plan.  Nothing in this Section 6.07 or elsewhere in this Agreement shall be deemed to be an amendment to any employee benefit plan or arrangement of any party, including any Company Employee Plan or Parent Benefit Plan.

Section 6.08                             State Takeover Laws.  If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement or the Voting Agreements, then each of the Company, Parent, Merger Sub, as applicable, and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.09                             Obligations of Merger Sub.  Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.10                             Voting of Shares.  Each Buyer Entity shall vote any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Stockholder Meeting, and will vote or cause to be voted the shares of Merger Sub held by it or any of its Subsidiaries, as the case may be, in favor of adoption of this Agreement.

Section 6.11                             Director and Officer Liability.

(a)                                 For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.11(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 250% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement; provided, however, that (i) the amount paid for such prepaid policies does not exceed 250% of the Current Premium and (ii) the material terms of such prepaid policies including coverage and amount are no more favorable in the aggregate to such directors and officers than the insurance coverage otherwise required under this Section 6.11(a).  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b)                                 From and after the Effective Time, the Surviving Corporation shall: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel which shall be advanced following receipt of an undertaking by such Indemnified Party to repay such amounts if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 6.11) in connection with any Proceeding whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnified Party was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of any other Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party subject to the undertaking in this Section 6.11 to repay advanced amounts), to the fullest extent permitted under Applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (x) each indemnification agreement in effect between the Company or any of its Subsidiaries and any Indemnified Party as of the date of this Agreement, the form of which has been Made Available to Parent; and (y) any indemnification provision (including advancement of expenses subject to the undertaking in this Section 6.11 to repay advanced amounts) and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of this Agreement.  Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses under this Section 6.11 in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.  If Parent or the Surviving Corporation fails to comply with its obligations in this Section 6.11(b) and an Indemnified Party commences a suit which results in a binding determination that the Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest thereon  at the rate of interest per annum equal to the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(c)                                  If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(d)                                 The provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.11 applies unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11; provided, however, that such rights of the Indemnified Parties as third-party beneficiaries under this Section 6.11 shall not arise unless and until the Merger is consummated).

Section 6.12                             Reasonable Best Efforts.

(a)                                 Without limiting the generality of anything contained in this Section 6.12, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement, and Applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority, including without limitation under the Antitrust Laws, in order to consummate the Merger and to fully carry out the purposes of this Agreement.  The Company shall use commercially reasonable efforts to take all actions reasonably requested by Parent to obtain waivers or consents from any Significant Customers, if required under any Contracts with Significant Customers, and any Third Parties whose waiver or consent is required under any Material Contract.

(b)                                 In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than October 29, 2013, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement; and shall use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; and (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S. Department of Justice (the “DOJ”) or Federal Trade Commission (“FTC”) under the HSR Act or by any other Governmental Authority in connection with the Merger and other transactions contemplated hereby, (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Merger and the other transactions contemplated by this Agreement, and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Merger or the other transactions contemplated by this Agreement; provided that the Company and its Subsidiaries and Parent and its Affiliates will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company or its Subsidiaries  or on Parent or its Affiliates only in the event the Closing occurs; provided, further that, subject to the obligations of Parent set forth in this Section 6.12(d) – (f), the Company and its Subsidiaries shall only be permitted to take or commit to take any such action, or agree to any such condition or restriction, with the prior written consent of Parent.

(c)                                  Without limiting the generality of anything contained in this Section 6.12, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Authority with respect to the Merger or the other transactions contemplated by this Agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Proceeding, and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Merger or other transactions contemplated hereby, or regarding any such request, inquiry, investigation, action or Proceeding, and provide a copy of all written communications.  Subject to Applicable Law, in advance and to the extent practicable, each of Parent or Company, as the case may be, will consult the other on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger or the other transactions contemplated by this Agreement (including the Proxy Statement) and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be.  Notwithstanding anything to the contrary contained herein, Parent shall be entitled to direct and control (i) all communications, strategy and defense of the transactions contemplated by this Agreement, and (ii) all negotiations and settlement discussions, if necessary, with any Governmental Authority; provided, however, that Parent shall keep the Company informed of Parent’s contacts with any Governmental Authority, allow the Company’s lawyers to review and comment on submissions and presentations, and allow the Company’s lawyers to attend any meetings and participate in any telephone conference, without limitation; and provided, further, that if review of any information would be material in connection with any second request (or similar process), such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party.

(d)                                 In furtherance and not in limitation of the foregoing, Parent agrees to use its reasonable best efforts to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties to consummate the Merger as soon as reasonably practicable (and in any event no later than three (3) Business Days prior to the End Date), including without limitation (i) committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale, license, transfer, assignment or other disposition of assets or businesses of Parent or Company or their respective Subsidiaries, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating or consenting to create any relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements of Parent or Company or their respective Subsidiaries and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company (each a “Divestiture Action”).  Subject to Parent’s obligations in this Section 6.12, Parent shall have the sole and exclusive right to propose, negotiate, offer to commit and effect, by consent decree, hold separate order or otherwise, any and all Divestiture Actions or otherwise offer to take or offer to commit (and if such offer is accepted, commit to and effect) to take any Divestiture Action as may be required to resolve any Governmental Authority’s objections to the Merger or the other transactions contemplated by this Agreement; provided, however, that Parent shall consider in good faith the views of the Company and its counsel in connection therewith.  If any of the assets or businesses of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries, or any combination thereof, are required to be divested in order to secure antirust approval from any Governmental Authority to satisfy the condition contained in Section 7.01(c), neither Parent nor its Subsidiaries shall be required to take, or cause to be taken, any Divestiture Action with respect to such assets or businesses if the net revenues from such assets and businesses for the twelve (12) months ended December 31, 2012 exceeded $15,000,000 in the aggregate.  For purposes of the immediately preceding sentence, “net revenues” shall mean gross revenues after commissions.

(e)                                  In the event that any litigation or other administrative or judicial action or Proceeding is commenced challenging the Merger or any of the other transactions contemplated by this Agreement and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Merger or the other transactions contemplated by this Agreement, Parent and Merger Sub shall take any and all action to resolve any such litigation, action or proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement.

(f)                                   Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Merger or the other transactions contemplated by this Agreement.

Section 6.13                             Stockholder Litigation.  The Company shall as promptly as reasonably practicable (and in any event within two (2) Business Days) notify Parent in writing of, and shall give Parent the opportunity to review and comment on all material filings and responses to be made by the Company in connection with (which such comments the Company will in good faith take into account), and participate and consult in the defense and settlement of, any Stockholder Litigation, and no such settlement, or other compromise or arrangement, of any Stockholder Litigation shall be agreed to without Parent’s prior written consent.  The Company shall keep the Parent reasonably informed with respect to the status of any Stockholder Litigation.

Section 6.14                             Public Announcements.  Parent and the Company shall consult with each other before issuing any press release or making any other public statement, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or announcement may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith; provided, however, that notwithstanding the foregoing, the Company shall not be required to consult with Parent before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change effected in accordance with Section 6.03 or with respect to its receipt and consideration of any Acquisition Proposal.  The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company.

Section 6.15                             Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.16                             Section 16 Matters.  Promptly after the date hereof, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.17                             Confidentiality.  Parent and the Company hereby acknowledge and agree that they are and shall continue to be bound by that certain letter agreement dated as of July 11, 2013, among Pamplona Capital Management LLC, Parent and the Company (the “Confidentiality Agreement”).

Section 6.18                             Financing.  Each of the Buyer Entities and Merger Sub shall take, or cause to be taken, all actions necessary, proper or advisable to arrange and obtain, and shall refrain from taking any actions that would prevent arranging or obtaining, the proceeds of the Capital Financing on the terms and conditions described in the Capital Commitment Letter.  In furtherance and not by way of limitation of the foregoing, the Buyer Entities and Merger Sub shall, (i) enter into definitive agreements with respect to the Capital Financing, (ii) satisfy, or cause to be satisfied, on a timely basis all conditions applicable to, and within the control of, any Buyer Entity, Merger Sub or their respective Representatives in such definitive agreements and (iii) cause such Capital Financing to be funded at the Closing such that Parent or Merger Sub shall pay all of the amounts payable by them in connection with the Merger and the other transactions contemplated hereby.  Parent shall give the Company prompt written notice of any material breach by any party to the Capital Commitment Letter, as well as the circumstances in reasonable detail of such breach.  The Buyer Entities and Merger Sub acknowledge and agree that the obtaining of the Capital Financing is not a condition to Closing.

Section 6.19                             Financing Cooperation.

(a)                                 Prior to the Effective Time, the Company shall, and shall cause its Representatives to, use commercially reasonable efforts to provide to Parent and Merger Sub all cooperation that is reasonably requested by Parent in connection with any debt financing used to consummate the Merger and any other transactions contemplated hereby and thereby; provided, however, that, notwithstanding anything in this Section 6.19 to the contrary, no such requested cooperation may unreasonably or materially interfere with the ongoing operations of the Company and its Subsidiaries.  Such cooperation shall include, without limitation, (i) to the extent reasonably available to the Company, furnishing Parent and Merger Sub as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries to consummate the debt financing as may be reasonably requested in writing by Parent and identifying any portion of such information that constitutes material non-public information (the information described in this clause (i) together with the customary authorization and management representation letters referenced in clause (ii) below, being referred to as the “Required Information”), (ii) making senior management of the Company available at mutually agreeable times to participate in a reasonable number of meetings, presentations, due diligence sessions, and sessions with prospective lenders, investors and rating agencies in connection with any debt financing used to consummate the Merger and any other transactions contemplated hereby, (iii) assisting with the preparation of customary materials for rating agency presentations (and assisting in the obtaining of corporate, credit and facility ratings from ratings agencies), offering documents, private placement memoranda, bank information memoranda and all other material to be used in connection with any debt financing used to consummate the Merger and any other transactions contemplated hereby (including customary authorization and management representation letters) and all documentation and other information regarding the Company and its Subsidiaries required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001 and requested in writing by Parent, (iv) permitting officers of the Company who will be officers of the Surviving Corporation after the Effective Time to execute and deliver any pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief executive officer or chief financial officer of the Company with respect to solvency matters and using reasonable efforts to obtain consents of accountants at the sole cost of Parent to use their reports in any materials relating to any debt financing used to consummate the Merger and any other transactions contemplated hereby) and otherwise reasonably facilitating the pledging of collateral (subject to customary funds certain limitations); provided, however, that no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument to which the Company is a party shall be effective until the Effective Time and (v) otherwise cooperating with Parent and Merger Sub in satisfying the conditions precedent set forth in any definitive document related to any debt financing used to consummate the Merger and any other transactions contemplated thereby to the extent within the reasonable control of the Company.  None of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee, pay any expense or incur any other liability in connection with any debt financing used to consummate the Merger and any other transactions contemplated hereby prior to the Effective Time.

(b)                                 The Company hereby consents to the use of its and its Subsidiaries’ trademarks, service marks or logos in connection with any debt financing used to consummate the Merger and any other transactions contemplated hereby; provided that such trademarks, service marks or logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

(c)                                  The Company shall use commercially reasonable efforts to periodically update or correct any Required Information in order to ensure that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements contained therein not materially misleading.

(d)                                 Nothing in this Section 6.19 shall require such cooperation to the extent it would (i) cause any condition to Closing set forth in Article 7 to fail to be satisfied or otherwise cause any breach of this Agreement (unless waived by Parent) or otherwise impair or delay the parties’ obligations under this Agreement, including the consummation of the Merger, (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Applicable Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party (in each case prior to the Effective Time) or (iii) result in any equity holder, officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to any debt financing used to consummate the Merger and any other transactions contemplated hereby.

(e)                                  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company, its Subsidiaries and their respective Representatives in connection with any cooperation required by or requested in accordance with this Section 6.19.  The Buyer Entities and Merger Sub shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any debt financing used to consummate the Merger and any other transactions contemplated hereby (other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentation) to the fullest extent permitted by Applicable Law and with appropriate contribution to the extent such indemnification is not available.

(f)                                   Each Buyer Entity acknowledges and agrees that, none of the Company, its Subsidiaries or their Representatives shall have any responsibility for, or incur any liability to, any Person under, any debt financing that a Buyer Entity or Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.19; provided, that upon the Closing the Company and its Subsidiaries may become guarantors or otherwise have obligations under the Buyer Entities’ debt financing.  All information provided pursuant to this Section 6.19 shall be deemed Evaluation Material (as such term is defined in the Confidentiality Agreement) and be governed by the terms of the Confidentiality Agreement.

(g)                                  Each Buyer Entity and Merger Sub acknowledges and agrees that (i) its obligation to consummate the Merger and the transactions contemplated by this Agreement shall not be conditioned in any respect on the performance by the Company or any other Person of any of the covenants contained in this Section 6.19, and (ii) none of the Buyer Entities nor Merger Sub shall be entitled to any remedies, whether at law or in equity (including pursuant to Section 8.02 or Section 9.09) in the event of any failure by the Company or any other Person to perform in any respect any of the covenants contained in this Section 6.19.

Section 6.20                             Director Resignations.  Prior to the Closing, other than with respect to any directors identified by Parent in writing to the Company ten (10) Business Days prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company (and, to the extent requested by Parent, any director (or any equivalent) of each Subsidiary of the Company) in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.21                             Payoff of Credit Facility.  The Company shall obtain prior to the Closing a payoff letter (the “Payoff Letter”) for the Credit Facility, which will provide the dollar amount of all Indebtedness required to be paid under the Credit Facility in order to fully pay off the Credit Facility as of the Closing and to release all Liens thereunder upon such payment.  Parent shall pay in full at Closing such amount set forth in the Payoff Letter.

ARTICLE 7
CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.  The obligation of each party hereto to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of, on or prior to the Closing, of the following conditions:

(a)                                 the Stockholder Approval shall have been obtained;

(b)                                 no Governmental Authority having jurisdiction over any party hereto shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited; provided that the party seeking to assert this condition shall have used those efforts required hereunder (including under Section 6.12) to resist, lift or resolve such Order or Applicable Law; and

(c)                                  the applicable waiting period (and any extension thereof, subject to Section 6.12(d)) applicable to the Merger under the HSR Act shall have expired or been terminated.

Section 7.02                             Conditions to the Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction, at or prior to Closing, of the following conditions:

(a)                                 the representations and warranties of the Company set forth in this Agreement shall be true and correct on the date hereof and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect; provided that, notwithstanding the foregoing, (i) the representations and warranties set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization) and Section 4.23 (Brokers’ Fees) shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of an earlier date, which shall be true and correct in all material respects as of such earlier date) and (ii) the representations and warranties set forth in Section 4.05 (Capitalization) shall be true and correct in all respects as of the Closing Date (other than de minimis failures to be true and correct in all respects and failures resulting from the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or upon the settlement of or pursuant to the terms of Company RSUs, in each case, that are outstanding on the date of this Agreement or that may be awarded as contemplated in Section 6.01(c) and in accordance with the applicable equity award’s terms, the issuance of shares of Company Common Stock in accordance with the terms of the ESPP and the provisions of Section 2.06(c) or with the consent of Parent in accordance with Section 6.01 or the forfeiture Company Equity Awards);

(b)                                 the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (other than those covenants set forth in Section 6.19 (Financing Cooperation));

(c)                                  Parent shall have received at the Closing (x) a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied and (y) a certificate prescribed by Treasury Regulation Section 1.1445-2(c)(3) from the Company, in a form reasonably acceptable to the Parent, together with written authorization for the Company to deliver such form and corresponding notice to the Internal Revenue Service pursuant to Treasury Regulation Section 1.897-2(h)(2); and

(d)                                 since the date of the Agreement, there shall not have occurred and be continuing any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect

Section 7.03                             Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to Closing, of the following conditions:

(a)                                 the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on the date hereof and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality” or words of similar import) would not, individually or in the aggregate, prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement;

(b)                                 The Buyer Entities and Merger Sub shall each have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c)                                  the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE 8
TERMINATION

Section 8.01                             Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a)                                 by mutual written agreement of the Company and Parent (notwithstanding any approval of this Agreement by the stockholders of the Company);

(b)                                 by either Parent or the Company if the Closing Date has not occurred on or before March 31, 2014 (the “End Date”) (notwithstanding any approval of this Agreement by the stockholders of the Company); provided, however, that in the event the condition set forth in Section 7.01(c) shall not have been satisfied on or prior to the End Date, but all other conditions set forth in Article 7 shall have been satisfied, or are capable of being satisfied (or have been waived by the party or parties then entitled to give such waiver) on or prior to the End Date, then the End Date shall be extended without further action by the parties to July 31, 2014; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b) if such party (including, if Parent is the terminating party, CSC, Holdings or Merger Sub) has breached in any material respects its obligations under this Agreement (other than any of the Company’s covenants under Section 6.19) and such breach proximately caused the failure of the conditions to Closing set forth in Article 7 to be satisfied;

(c)                                  by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (notwithstanding any approval of this Agreement by the stockholders of the Company); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall not have breached in any material respects its obligations under Section 6.12;

(d)                                 by either Parent or the Company if the Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Stockholder Meeting (or any adjournment or postponement thereof);

(e)                                  by Parent, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the thirtieth (30th) calendar day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if, at the time of such termination, any Buyer Entity or Merger Sub is in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(f)                                   by the Company, in the event of a breach by any Buyer Entity or Merger Sub of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the thirtieth (30th) calendar day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if, at the time of such termination, the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement (other than under Section 6.19);

(g)                                  by the Company, if prior to the Stockholder Approval the Company Board shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with Section 6.03, the Company has complied in all respects (other than immaterial noncompliance) with Section 6.02, and substantially concurrently with such termination the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided that the right of the Company to terminate this Agreement pursuant to this Section 8.01(g) is conditioned on and subject to the prior or concurrent payment by the Company to Parent of the Company Termination Fee in accordance with Section 9.04, and any purported termination pursuant to this Section 8.01(g) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee;

(h)                                 by the Company if (A) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing provided that each such condition is then capable of being satisfied at a Closing on such date) have been satisfied or waived and (B) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days after the delivery by the Company to Parent of a notice to such effect; or

(i)                                     by Parent if (A) the Company Board or any committee thereof shall have effected an Adverse Recommendation Change or (B) the Company shall have willfully and materially breached its obligations under Section 6.02.

Section 8.02                             Effect of Termination.  If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of this Section 8.02, the penultimate sentence of Section 6.05, Section 6.17, Section 6.19(f) and Article 9 shall survive any termination hereof pursuant to Section 8.01.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of the Buyer Entities, Merger Sub or the Company shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by such party or such party’s equity holders (taking into consideration relevant matters, including the Aggregate Merger Consideration, including in consideration in respect of Company Equity Awards, other combination opportunities and the time value of money), which shall be deemed to be damages of such party) arising out of its knowing or intentional breach of any provision of this Agreement (other than, in the case of the Company, Section 6.19) or any other agreement delivered in connection herewith, subject only, with respect to any such liabilities of the Company, to Section 9.04(b), and with respect to any such liabilities of the Buyer Entities and Merger Sub, to Section 9.04(d).  For the avoidance of doubt, the failure of the Buyer Entities or Merger Sub to consummate the Merger on the date required by Section 2.01 after the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a knowing and intentional breach by the Buyer Entities and Merger Sub, and the Buyer Entities shall be liable to the Company for such breach as provided herein notwithstanding any termination of this Agreement.  Notwithstanding anything to the contrary provided in this Agreement, including in the foregoing provisions of this Section 8.02, nothing shall relieve any party for fraud.

ARTICLE 9
MISCELLANEOUS

Section 9.01                             Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

if to any Buyer Entity, Merger Sub or the Surviving Corporation, to:

c/o Pamplona Capital Management LLC
375 Park Avenue, 23rd Floor
New York, New York 10152

Attention:   Robert Warden
Facsimile:  (212) 207-8821
Email:  rwarden@pamplonafunds.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:   Michael Movsovich, Esq.

                   Michael Brosse, Esq.
                   Jeffrey Symons, Esq.
Facsimile:  (212) 446-6460
Email: michael.movsovich@kirkland.com

            michael.brosse@kirkland.com
            jeffrey.symons@kirkland.com

if to the Company (prior to the Merger), to:

Mac-Gray Corporation

404 Wyman Street, Suite 400

Waltham, Massachusetts 02451

Attention:  Stewart G. MacDonald, Jr., Chief Executive Officer

                  Michael J. Shea, Chief Financial Officer

Facsimile:  (781) 290-5358
Email: smacdonald@macgray.com

            mshea@macgray.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109

Attention:  Stuart M. Cable, Esq.

                   Robert P. Whalen, Jr., Esq.

                   James A. Matarese, Esq.

Facsimile:  (617) 523-1231

Email:  scable@goodwinprocter.com

             rwhalen@goodwinprocter.com

             jmatarese@goodwinprocter.com

Section 9.02                             Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 9.03                             Amendments and Waivers.

(a)                                 Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained; provided further, that no amendment shall be made to this Section 9.03, Section 9.08 or Section 9.12 or the definition of “Debt Financing Party” that are adverse to any Debt Financing Party without the consent of such Debt Financing Party.

(b)                                 No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04                             Expenses; Payment of Termination Fee.

(a)                                 Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.  For the avoidance of doubt, Parent shall pay all filing fees payable pursuant to (i) the HSR Act and (ii) any other Antitrust Laws;

(b)                                 In the event that:

(i)                                     this Agreement is terminated pursuant to Section 8.01(g); or

(ii)                                  this Agreement is terminated pursuant to Section 8.01(i); or

(iii)                               (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.01(d) or by Parent pursuant to Section 8.01(e), (B) after the date of this Agreement and at or prior to the Stockholder Meeting (in the case of Section 8.01(d)) or at or prior to the time of termination of this Agreement (in the case of Section 8.01(e)) an Acquisition Proposal shall have been publicly made, commenced or submitted or publicly announced or made known to the Company Board and shall not have been withdrawn and (C) at any time after the execution of this Agreement and prior to the date which is 365 days after the termination of this Agreement, the Company consummates an Acquisition Proposal or the Company or any of its Representatives enters into any letter of intent, agreement in principle, acquisition agreement or other similar Contract or arrangement related to an Acquisition Proposal, in each case which is a binding and enforceable obligation of the Company to effect such Acquisition Proposal; provided that, for purposes of this Section 9.04(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%, then the Company shall pay Parent a fee in an amount equal to $11,000,000 (the “Company Termination Fee”) by wire transfer of same-day funds to an account designated by Parent (i) in the case of Section 9.04(b)(i), within two (2) Business Days after such termination, (ii) in the case of Section 9.04(b)(ii), concurrently with, and as a condition precedent to, the termination of this Agreement pursuant to Section 8.01(g) and (iii) in the case of Section 9.04(b)(iii), on the date that is the first of the following to occur: (x) the Company consummates an Acquisition Proposal or (y) the Company enters into enters into any letter of intent, agreement in principle, acquisition agreement or other similar Contract or arrangement related to an Acquisition Proposal, in each case which is a binding and enforceable obligation of the Company to effect such Acquisition Proposal.  In the event that Parent shall receive full payment pursuant to this Section 9.04(b), the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective affiliates or any other Person shall be entitled to bring or maintain any claim, action or Proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Fee), any of the transactions contemplated hereby or any matters forming the basis for such termination.  If the Company fails to pay the Company Termination Fee and Parent or Merger Sub commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then the Company shall pay Parent or Merger Sub its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c)                                  For the avoidance of doubt, any payment made by the Company under Section 9.04(b) shall be payable only once with respect to Section 9.04(b) and not in duplication even though such payment may be payable under one or more provisions hereof.  Parent shall have the right to assign the right to receive the Company Termination Fee to one or more Persons in its sole discretion; provided, however, that, for the avoidance of doubt, any such assignment shall not in any manner whatsoever affect the parties’ agreements set forth in the last paragraph of Section 9.04(b).

(d)                                 In the event that this Agreement is terminated (i) by either Parent or the Company pursuant to Section 8.01(b), and at the time of such termination any of the conditions set forth in Section 7.01(b) (under conditions attributable to one or more Antitrust Laws) or Section 7.01(c) shall not have been satisfied or waived or (ii) by either Parent or the Company pursuant to Section 8.01(c) (under conditions attributable to one or more Antitrust Laws), and at the time of such termination under either Section 8.01(b) or Section 8.01(c), all conditions set forth in Article 7 other than those attributable to Antitrust Laws have been satisfied or waived by the party or parties then entitled to give such waiver (other than those conditions that by their terms are to be satisfied as of the Closing, provided that each such condition is then capable of being satisfied), then Parent shall pay the Company a fee equal to $15,000,000 (the “Parent Termination Fee”) by wire transfer of same-day funds on the first Business Day following such termination. In the event that the Company shall receive full payment pursuant to this Section 9.04(d), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company in connection with this

Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall not be entitled to bring or maintain any claim, action or Proceeding against Parent or Merger Sub for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Parent Termination Fee), any of the transactions contemplated hereby or any matters forming the basis for such termination.  If Parent fails to pay the Parent Termination Fee and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Fee or any portion thereof, then Parent shall pay the Company its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(e)                                  For the avoidance of doubt, any payment made by Parent under Section 9.04(d) shall be payable only once with respect to Section 9.04(d) and not in duplication even though such payment may be payable under one or more provisions hereof.

Section 9.05                             Assignment; Benefit.  This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (a) the rights of the Company’s stockholders to receive the Merger Consideration at the Effective Time pursuant to the terms and conditions of this Agreement, (b) the rights of the holders of Company Equity Awards to receive the payments in respect thereof following the Effective Time pursuant to Section 2.06, (c) the rights of the Indemnified Parties pursuant to Section 6.11 and (d) with respect to the Debt Financing Parties, Section 9.08 and Section 9.12, which, in each case, shall inure to the benefit of the Persons or entities benefiting therefrom who are hereby expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein.  For the avoidance of doubt, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to Article 2 concerning payment of the Aggregate Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s equity holders.  The parties hereto further agree that, except for those rights contained in clause (d) of the second preceding sentence, the rights of third-party beneficiaries under this Section 9.05 shall not arise unless and until the Merger is consummated.

Section 9.06                             Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 9.07                             Jurisdiction.  The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware.  Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.  Each party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law.

Section 9.08                             Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY LEGAL PROCEEDINGS ARISING OUT OF OR RELATED TO ANY DEBT FINANCING USED TO CONSUMMATE THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY).

Section 9.09                             Specific Performance.

(a)                                 The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and, accordingly that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.  The parties hereto agree that unless and until this Agreement is validly terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved, (i) the parties hereto shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (for the avoidance of doubt, including to specifically enforce a party’s obligation to effect the Closing, but excluding the Company’s covenants in Section 6.19), without bond, surety or other security being required and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Merger, and without that right, none of the Company, Parent, CSC, Holdings, or Merger Sub would have entered into this Agreement.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason.  The parties hereto further agree that (x) following the Company’s valid termination of this Agreement in accordance with Section 8.01, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to enforce each of the Buyer Entities’ and Merger Sub’s surviving obligations herein, including with respect to the payment of monetary damages under Section 8.02 or the payments to which the Company is entitled under Section 9.04(d), and (ii) following Parent’s valid termination of this Agreement in accordance with Section 8.01, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of monetary damages under Section 8.02 or the payments to which Parent is entitled under Section 9.04(b).

(b)                                 The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.09, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.09 are not available or otherwise are not granted, (ii) nothing set forth in this Section 9.09 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.09 prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 9.09 or anything set forth in this Section 9.09 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available at any time and (iii) a party may seek and plead in the alternative any remedies available to it hereunder until a remedy is awarded.  Notwithstanding anything to the contrary contained in this Agreement, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by this Section 9.09 and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 9.04), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to require Parent and Merger Sub to effect the Closing and payment of the Parent Termination Fee.

Section 9.10                             Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.11                             Buyer Entities Guarantees.

(a)                                 Each of Holdings and CSC shall cause Parent and Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Parent and Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement.  As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, each of Holdings and CSC hereby unconditionally guarantees full performance and payment by Parent and Merger Sub of each of the covenants, obligations and undertakings required to be performed by Parent and Merger Sub under this Agreement and the transactions contemplated hereby, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Parent or Merger Sub shall also be deemed to be a breach or default of Holdings and CSC.

(b)                                 Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement.  As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions contemplated hereby, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent.

(c)                                  The Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any or all of the Buyer Entities and Merger Sub in the first instance.  As applicable, references in this Section 9.11 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

Section 9.12                             Debt Financing Parties.   None of the Company or its Subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Debt Financing Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Debt Financing Party with respect to the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise.  No Debt Financing Party shall have any liability (whether in contract, in tort or otherwise) to the Company or its Subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby, including any dispute arising out of or relating in any way to the performance of any financing commitments.  Without limiting the foregoing, it is agreed that any claims or causes of action brought against any Debt Financing Party in its capacity as such will not be brought in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York and shall be governed by the law of the State of New York.  It is further agreed that the Debt Financing Parties are intended third-party beneficiaries of, and shall be entitled to the protections of, this Section 9.12 and Section 9.08.

Section 9.13                             Entire Agreement; No Reliance.

(a)                                 This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, the Company Disclosure Schedule and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

(b)                                 Each party hereto agrees that, except for the representations and warranties contained in Article 4 and Article 5 of this Agreement, neither the Company, Parent or Merger Sub makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing.  Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each of the Buyer Entities and Merger Sub agrees that neither the Company nor any of its Subsidiary makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in this Agreement.

Section 9.14                             Rules of Construction.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

Section 9.15                             Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MAC-GRAY CORPORATION

By:	/s/ Stewart G. MacDonald, Jr.

Name: Stewart G. MacDonald, Jr.

Title: Chief Executive Officer

Signature page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CSC SERVICEWORKS HOLDINGS, INC.

By:	/s/ Robert Warden

Name: Robert Warden

Title: President

CSC SERVICEWORKS, INC.

By:	/s/ Robert Warden

Name: Robert Warden

Title: President

SPIN HOLDCO INC.

By:	/s/ Robert Doyle

Name: Robert Doyle

Title: CEO

CSC FENWAY, INC.

By:	/s/ Robert Warden

Name: Robert Warden

Title: Authorized Person

Signature page to Agreement and Plan of Merger